September 5, 2008

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue, P.O. Box 591
Milwaukee, Wisconsin 53201

     Re: **Johnson Controls, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2007
              Filed November 29, 2007
              File No. 1-05097
              Response Letter Dated August 13, 2008

Dear Mr. McDonald:

We have reviewed your response letter dated August 12, 2008, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3: Legal Proceedings, page 12

1. Please represent to us that you will include in future filings, as appropriate, the facts and circumstances underlying your alleged violations of U.S. economic sanctions and export controls concerning Iran, Sudan, and Syria, and the terms and conditions of the resolution of the matter with OFAC and BIS.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review.

              Sincerely,

              Cecilia Blye, Chief
              Office of Global Security Risk

R. Bruce McDonald
Johnson Controls, Inc.
September 5, 2008
Page 2

cc: Pamela Long
         Assistant Director
         Division of Corporation Finance